Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 20, 2023
VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarmad Makhdoom
Michael Henderson
Tonya K. Aldave
Chris Windsor

Re:	Hamilton Insurance Group, Ltd.
Draft Registration Statement on Form S-1
Submitted May 15, 2023
CIK No. 0001593275
Ladies and Gentlemen:
On behalf of our client, Hamilton Insurance Group, Ltd., a Bermuda exempted company (the “Company”), set forth below are the Company’s responses to the comment letter dated June 9, 2023 sent to Pina Albo, the Company’s Chief Executive Officer, from the staff of the U.S. Securities and Exchange Commission (the “Staff”) relating to the Confidential Draft Registration Statement on Form S-1 confidentially submitted on May 15, 2023 (the “Registration Statement”).
The Company is confidentially submitting, electronically via EDGAR, Amendment No. 1 (the “Amendment”) to the Registration Statement which, among other things, reflects certain revisions in response to the comment letter and updates the disclosure in the Registration Statement including updates to the Company’s interim financial information for the period ended March 31, 2023.
The Company is seeking confidential treatment for the Registration Statement, including this Amendment, and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN NEW YORK PALO ALTO PARIS ROME SAN FRANCISO WASHINGTON

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 20, 2023

General
1.Please revise your cover page, summary, and risk factors sections to disclose your multiple class share structure (preferred shares, Class A common shares, Class B common shares, and Class C common shares) and explain the nature of the disparate voting rights and the risks the structure presents to investors.
Response
The Company acknowledges the Staff’s comment and respectfully advises that it has not yet finalized the class share structure or the nature of the disparate voting rights. The Company respectfully advises the Staff that the Company will revise the cover page, summary and risk factors sections to disclose such share structure and related voting rights in a subsequent amendment to the Registration Statement.
2.We note your statements that you have a “robust balance sheet” on pages 3, 7, 74, 124 and 126. Please revise these sections to balance your disclosure by also including your net losses for the most recent audited period, as well as your cumulative losses. In addition, add appropriate risk factor disclosure.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 7, 79, 80, 143, 144, and 147 to replace references to a “robust” balance sheet with references to a “strong” balance sheet. This aligns with the A.M. Best categorization of the financial strength rating of the Company’s operating subsidiaries (“very strong”). As of December 31, 2022, the Company has produced cumulative inception-to-date net income attributable to common shareholders of $564.9 million.
The Company has revised the disclosure on page 122 to include reference to the net loss attributable to common shareholders for the year ended December 31, 2022.
The Company believes that the “strong balance sheet” statement is supported by this disclosure.
The Company has also revised the disclosure on page 38 to supplement the risk factor disclosure in light of the Staff’s comment.
3.We note your disclosure in several sections of the prospectus referring to Russia's war on Ukraine and the impact on your business, including your disclosure on page 104 that the “net loss for the year ended December 31, 2022 was primarily driven by the impact of catastrophe losses incurred on the Ukraine conflict.” Typically, most insurance policies contain exclusions for losses related to armed conflicts. Please tell us and, if material to you, disclose the following:
•whether you have business operations or employees in Ukraine, Russia or Belarus;
• whether your E&S policies were issued specifically to cover risks related to conflict, and whether you have written new or extended existing policies since the commencement of hostilities in 2022;

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 20, 2023

• whether you have any investment assets, including financing or reinsuring leases for assets that currently cannot be recovered as a result of the conflict and conflict related sanctions; and
• whether management expects to grow or decrease its exposure to Ukraine, and whether the company has any similar exposures to other conflict prone areas.
Response
The Company respectfully advises the Staff that it does not have business operations or employees in Ukraine, Russia or Belarus.
Certain of the Company’s subsidiaries have issued, like other similarly-situated (re)insurers, (re)insurance contracts to (re)insureds specifically designed to cover risks related to conflict, such as those that manifested during the invasion of Ukraine. Specifically, certain policies written by Hamilton Global Specialty are designed to indemnify insureds for losses arising from war, for example within its war & terror and political risk lines of business. The Company has further exposure to the same risks and underlying policy types through reinsurance and retrocession agreements written by Hamilton Global Specialty and Hamilton Re.
The Company does not have investment assets impacted by U.S. and other global sanctions regimes. The Company has exposure to possible claims related to insureds being unable to recover assets due to sanctions and broader loss of assets due to the invasion, within the relevant lines of business written by Hamilton Global Specialty and Hamilton Re.
While the Company no longer covers the Ukraine/Russia conflict due to policy exclusions, the Company continues to write war & terror, political violence and political risk lines of business. In this context, it has actively and materially reduced exposure to insured assets within Ukraine, Russia and Belarus since the start of the conflict. In addition, the Company continues to have exposure to other conflict prone areas through worldwide coverage of the war & terror, political violence and political risk lines of business, which are specifically purchased to cover war, strikes, riots and civil commotion events. These classes are producing higher pricing and more favorable terms and conditions since the Ukraine/Russia conflict started in February 2022. For further information, see “Risk Factors––Risks Related to Our Business and Industry––Unpredictable catastrophic events could adversely affect our results of operations and financial condition.”
4.We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 80 and 144 to include the annual rates for the periods represented and has removed certain compound annual growth rate metrics.
5.We note that you refer to “reinsurance franchise” and “underwriting franchise” in several sections of the prospectus. Please briefly explain what you mean by these statements, because it does not

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and
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appear that your business operates as a franchise. Alternatively, if your operations are franchised, please revise your business section to provide additional details about your method of operations, and provide the requisite agreements.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 6, 7, 10, 145, 147 and 149 to clarify that its business does not operate as a franchise, but the references are to the Company’s reinsurance and underwriting operations.
6.Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Tonya K. Aldave at (202) 551-3601 to discuss how to submit the materials, if any, to us for our review.
Response
The Company respectfully advises the Staff that neither it nor anyone authorized to act on its behalf has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with copies of any written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.
Cover Page
7.We note your disclosure on page 115 that you currently have three classes of common shares outstanding. Please revise your cover pages to identify what class of shares is being registered in this offering. Refer to Item 501(b)(2) of Regulation S-K.
Response
The Company acknowledges the Staff’s comment and respectfully advises that it has not yet finalized which class of shares will be registered in this offering. The Company respectfully advises the Staff that it will revise the cover page to identify the class of shares being registered in this offering in a subsequent amendment to the Registration Statement.
Summary
Our Market Opportunity, page 1
8.We note your disclosure that one of your market opportunities is participation and continued growth in the “non-admitted U.S. insurance market, also known as the U.S. E&S market.” Revise your disclosure to explain why this market is termed both “non-admitted” and “excess and supplementary” (i.e. that Hamilton is not admitted or enrolled with the insurance commission of the states where you do business, and that the risks associated with the business carry sufficient unknowns that most insurers cannot perform the actuarial risk assessment necessary for approval

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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June 20, 2023

by the relevant state insurance commission). Revise your disclosure to explain, both here and in a new risk factor, the risks of writing insurance in this space, including the reliance on substantially less data to price the premiums. In addition, please provide support for your disclosure on page 128 that the E&S Market is “expected to produce profitable results in all market cycles,” or state that this is management's belief.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 150 to provide greater background about the U.S. non-admitted (or E&S) market, including by explaining the terms used and the risks of writing insurance in this space. The Company has also revised the risk factor entitled "Our business could be materially adversely affected if we do not accurately assess our underwriting risk" on page 29 to state more explicitly that the pricing for some of the business it writes, including U.S. Excess and Surplus business, by necessity places reliance on less data than other types of business in the industry. The Company has also revised the disclosure on pages 9, 11, 149 and 150 to clarify that it is management’s belief that the E&S market is “expected to produce profitable results in all market cycles.”
9.Given your disclosure on page 87 that the war in Ukraine was one of the factors that led to the increase in your catastrophe losses for the year, please explain your disclosure here that you view other “global events such as natural catastrophes and geopolitical tensions, such as the conflict in Ukraine” as a market opportunity.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 151. As noted in response number 3, the Company respectfully advises that it no longer covers the Ukraine/Russia conflict due to policy exclusions. Opportunities have arisen in the lines of business that were impacted by the conflict, such as aviation, war and terror, and marine and energy. These lines of business are generally written on a worldwide basis and have seen higher pricing and better terms and conditions since the Ukraine/Russia conflict started in February 2022.
More generally, significant market events, such as natural catastrophes, alter the supply and demand balance in the insurance and reinsurance markets. Competitors may change their risk appetite or have reduced amounts of capital available to write business, which creates opportunities for those that continue to underwrite these lines of business. The war and terror market has, for example, seen a reduced availability of reinsurance, withdrawal of capacity and a reduced appetite for these exposures from several insurers and reinsurers, all of which have led to a material increase in the price that can be charged for this risk and as well as restriction of the coverage that is offered to clients. This is why the Company has described this as a market opportunity.
Our Business, page 10
10.We note your disclosure, both in this section, and in the risk factors section, discussing the impact of catastrophic weather events on your obligation to make payments on losses both through your insurance and reinsurance businesses. For instance, we note that you attribute your net losses in 2022, 2020 and 2019 to particular named storms or other weather events. We also note your reference to the impact of climate change, including the increase in the frequency and severity of

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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weather events. Furthermore, we note that you attempt to limit your exposure to “100-year Atlantic Hurricanes.” Please revise your disclosure, either here or in another appropriate section, to define a “100-year” storm, and the extent to which you have experienced events that meet that definition during the last 5 years. Revise your management's discussion to address how management adjusts for the potential increase in frequency of these events.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 162 to define a “100-year” storm and to address how management adjusts for the potential increase in frequency of these events. The Company respectfully advises the Staff that it has not experienced events that meet the definition of “100-year” storm in the last five years.
11.Revise your disclosure to explain in greater detail, that the higher premiums you can charge in your E&S and other specialty lines of insurance are directly related to the risks related to the uncertainties in predicting the likelihood of an insured loss, or the size of any losses on the underlying policies.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 156.
Risk Factors
Unpredictable catastrophic events could adversely affect our results, page 22
12.We note that your exposure to payment obligations to insureds in the event of catastrophic weather events. Revise this section, or another appropriate portion of your registration statement, to identify significant accumulations of geographic risks. Where a material amount of risk or total insurance exposure is located in a geographically diverse nation, discuss any regional risks separately. For instance, for your policies that cover property or businesses in the United States, if a significant percentage is in Florida, make that clear. An investor should be able to understand not only your historical experience, but to be able to appreciate whether a particular event might be more likely to impact your losses in future periods. For instance, if you have written a significant amount of property insurance, reinsurance, or provided flood insurance, for costal properties in California, or for properties exposed to wildfire risk in the American west, so state.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 28 to identify significant accumulations of geographic risks.
The full extent of the impacts of the ongoing Ukraine conflict on the reinsurance, page 23
13.We note your discussion, within the general risk factor on the impact of the Ukraine conflict, your reference to G7 prohibitions against issuing maritime insurance for Russian oil transportation. Please tell us, with a view towards revised disclosure, the extent to which you have written any insurance to cover these shipments, or if management has any discussions related to providing this insurance. If your maritime book of business has been, or could be material, revise the risk factors

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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to separately address the risks related to engaging in this or any other activity that could lead to Hamilton running afoul of sections imposed by the US, UK, EU or the G7.
Response
The Company respectfully advises the Staff that its exposure to Russian oil transportation is not material. The Company does not support or provide services involving seaborne Russian oil unless the coverage and underlying cedants comply with the G7 price cap, and maintains all required records to that effect. In addition, all policies related to this business contain customary sanctions wording that exclude any business that is not permitted due to U.S., U.K., E.U. and G7 sanctions policy.
The covenants in our debt agreements limit our financial and operational flexibility, page 27
14.We note that you reference a “private note” in this risk factor. To the extent that these notes are the term loan agreement described on page 114, please clarify. If the private note is separate from that agreement, please revise to identify the note holders. In addition, if this is a separate credit facility with its own agreement (apart from the agreements you plan to file as Exhibits 10.13 and 10.14), describe its material terms in the business section and file it as an exhibit to the registration statement or advise.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 33 to remove the reference to the private note. The Company respectfully advises the Staff that the Company has deleted the reference to the private note since it is an intercompany note issued by a subsidiary (Hamilton UK Holdings Limited) to the Company for financing within the Hamilton Group. This private note does not impact the Company’s consolidated financial statements and the Company believes it is not material for investors in the Company.
We may be adversely impacted by inflation, page 33
15.Please update this risk factor to reflect how recent inflationary pressures impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 39 to further reflect how recent inflationary pressures impact the Company’s operations.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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Consolidated Results of Operations, page 85
16.The sum of the adjustments deducted from Net premiums earned to calculate Underwriting income (loss) do not agree to the amounts presented. Please revise to show expenses as a deduction and the income amounts as an addition to arrive to your calculation of Underwriting income (loss).
Response
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has added a header on pages 92, 97, 101, 108, 110, 114 and 117 to distinguish those expenses shown as a deduction in the calculation of Underwriting income (loss).
International Segment
Net Premiums Earned, page 92
17.We note your discussion that net premiums earned increased over the periods presented reflecting changes in net premiums written, including the volume, mix and type of business written. Please revise to provide separate discussion of changes in net premiums earned by Property, Casualty and Specialty during the periods presented in the filing. Provide similar revisions and quantitative details for your Bermuda segment discussion beginning on page 95.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 98, 102, 115 and 118 to provide a separate discussion of changes in net premiums earned by each line of business during the periods presented in the Amendment for both the International Segment and the Bermuda Segment.
18.In addition to the above, please revise to quantify the extent to which such changes are attributable to changes in price or volume by type of business. Provide similar revisions and quantitative details for your Bermuda segment discussion beginning on page 95. Refer to Item 303(b)(2)(iii) of Regulation S-K.
Response
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has amended the disclosure on page 102. The Company respectfully advises the Staff that it does not explicitly quantify the extent to which such changes are attributable to changes in price or volume by type of business in the Company’s accounting records and thus cannot reliably provide the requested information. The Company believes this is consistent with peer companies and with standard industry practice, where such changes in price or volume by class of business are not explicitly quantified. However, the Company has refined its commentary where appropriate to reference changes in market conditions.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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Third Party Fee Income, page 93
19.We note that the third party fee income decreased by 44.7% during the year ended December 31, 2022 primarily driven by a reduction in the number of third party syndicates under management. Please address the following:
•revise to quantify relevant numbers of amounts associated with the third party syndicates under management during the periods presented;
•tell us and revise your disclosure to clarify more about the contractual terms and management services provided to these third party syndicates; and
•tell us and revise to disclose your revenue recognition policy for this third party fee income.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 98 to:
•quantify the relevant amounts of third party fee income by category;
•clarify the contractual terms and management services provided to the third party syndicates; and
• disclose the Company’s revenue recognition policy for third party fee income.
Credit Facilities, page 115
20.For each material credit facility listed in this section, please include the interest rate payable, the term of the facility, and other material terms. In addition, file material credit agreements as amendments to the registration statement or advise. Also, since most of these credit facilities will expire within the next year, please tell us whether Hamilton has begun negotiating extensions for the facilities.
Response
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the initial basis for its discussion of credit facilities under Financial Condition, Liquidity and Capital Resources was the required disclosure in the Company’s U.S. GAAP financial statements and includes the term of the facility and other material items.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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The interest rates in basis points (“bps”) associated with the Company’s credit facilities are as follows:

FACILITY* FEE	USAGE FEE	NON-USE
Unsecured Facility	150 bps LOCs / SOFR +185bps revolving loans	22.5 bps
BMO	40 bps	15 bps
UBS	140 bps	140 bps
FAL LOC Facility	162.5 bps	N/A
*As defined in note 9 of the Company’s audited US GAAP financial statements for the year ended December 31, 2022
The Company believes that facility credit rates comprise commercially sensitive information. Disclosure of letter of credit facility fees in basis points is not in line with standard industry practice, and therefore, respectfully, the Company has not included specific interest rate disclosures in its filing.
In respect of facility renewals, Hamilton maintains regular contact with each of its banking partners, providing financial information as required to keep each bank’s compliance and diligence procedures current, as well as to understand each institution’s position surrounding the existing banking and credit relationships. This includes, but is not limited to, items such as additional capacity they would be looking to provide and future pricing expectations. The Company begins the formal process of negotiating renewals of existing banking facilities approximately three months prior to their upcoming maturities. The UBS credit facility is renewed on an annual basis due to favorable pricing terms received for the shorter term. This facility has been in place since the inception of the Company in 2013 and is expected to be offered by UBS into the foreseeable future. The Funds at Lloyd’s letter of credit facility is also renewed on an annual basis through a process which is consistent with that of other participants in the Lloyd’s market. A new annual letter of credit facility is generally negotiated which supports a portion of the required capital related to the expected volume of business to be underwritten in the next fiscal year.
In addition to the existing credit agreements, the Company also has ongoing discussions with financial institutions surrounding additional facilities they would be willing to provide to us if requested. At the current time, the Company does not anticipate any issues in renewing its existing credit facilities at their stated expiry dates.
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will file the material credit agreements in a subsequent amendment to the Registration Statement.
With respect to the credit facilities that will expire within the year, the Company respectfully advises the Staff that the Company will begin the formal process of negotiating renewals of existing banking facilities approximately three months prior to upcoming maturities. The UBS credit facility is renewed on an annual basis due to favorable pricing terms received for the shorter term. This facility has been in place since the inception of the Company in 2013 and is expected to be offered by UBS into the foreseeable future. The Funds at Lloyd’s letter of credit Facility is also renewed on an annual basis through a process which is consistent with that of other participants in the Lloyd’s

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
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market. A new annual letter of credit facility is generally negotiated which supports a portion of the capital required related to the expected volume of business to be underwritten in the next fiscal year. The Company does not currently anticipate any issues in renewing its existing credit facilities at their stated expiry dates.
Financial Strength Ratings, page 116
21.We note your disclosure here and on page 27 that on “April 22, 2022, Hamilton Insurance Group, Ltd. received a positive outlook from A.M. Best ... and affirmation of its Financial Strength Rating of “A-” (Excellent) and the Long-Term Issuer Credit Ratings of “a-” of Hamilton Re and Hamilton Insurance DAC.” Please disclose the ratings as of a more recent date or advise why you are unable to do so.
Response
The Company respectfully advises the Staff that on May 26, 2023 (subsequent to the confidential submission of the Registration Statement to the SEC on May 15, 2023), A.M. Best issued their updated annual ratings of Hamilton Insurance Group, Ltd. The financial strength ratings of “A-” (Excellent) and the Long-Term Issuer Credit Ratings of “a-” for Hamilton Re and Hamilton Insurance DAC were affirmed, with the outlook remaining at “positive.” The Company has revised the disclosure on pages 32 and 136 of the Amendment to reflect the foregoing. These ratings remain in effect as of the date hereof. Regarding the Company’s ratings from Kroll Bond Rating Agency (KBRA), the Company expects to receive the results of its annual review process during or soon after July, 2023, as the Company’s ratings from KBRA were last affirmed on July 6, 2022. The Company expects to maintain its “A” Insurance Financial Strength rating and positive outlook from KBRA following this review.
Quantitative and Qualitative Disclosure About Market Risk
Effects of Inflation, page 120
22.You make reference to the effects of inflation, and how it could present a risk to your business, as well as how it has impacted results in reported periods. Revise your disclosure, either in this section or in the management's discussion, to address the actual and expected impact of continued inflationary pressure. For instance, have your obligations to cover losses at replacement value, compared to a fixed loss value, impacted results as the cost of materials has increased? If so, how has that impacted your significant losses in each of the reported periods? Similarly, how has the expected cost increases impacted your reserve calculations. Finally, is there any significant difference in your calculations for your reinsured portfolio, compared to policies you directly write?
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 140 to 141 to address the actual and expected impact of continued inflationary pressure.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and
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Business, page 123
23.Please revise your business section to provide a break down in your investment portfolio by comparison of investment grade and non-investment grade assets, further broken down by asset class and assigned credit rating. These figures should be provided by dollar amount and percentage of the portfolio.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 80 and 144 to provide further discussion of its overall fixed maturity trading portfolio and short-term investments balance. The revised disclosure cross-references existing tables in “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Financial Condition, Liquidity and Capital Resources––Cash and Investments” that (a) provide the break down in the Company’s fixed maturity trading portfolio and short-term investments between investment grade (100%) and non-investment grade (0%) assets and (b) further provides the break down by asset class and assigned credit rating, by both dollar amount and percentage of the portfolio.
24.Since a significant portion of your insurance is written through your Lloyd’s syndicate, please revise this section to discuss the structure and management of the Lloyd’s market, as well as the management of the syndicate and the percentage of the syndicate’s business that you purchase.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 157 to 158.
Unique Investment Management Relationship with Two Sigma, page 124
25.Please refer to the last risk factor on page 37 and revise this section to describe material terms of the commitment agreement with Two Sigma here. Include the compensation structure, the historical fees paid to the investment manager, the minimum amount of assets required to be covered under the agreement, as well as the term and terminational provisions.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 43 to 44, 81 and 145 to refer to “Risk Factors––Risks Related to Our Investment Strategy––We do not have control over the Two Sigma Hamilton Fund” and to include the key terms and provisions in the most recent renewal of the Two Sigma Hamilton Fund Limited Liability Company Agreement, including the compensation structure, the historical fees paid to the investment manager, the minimum amount of assets required to be covered under the agreement and the agreement term and terminational provisions.
Investments, page 139
26.We note your disclosure here that your “fixed income investment portfolio is managed by two external investment managers, with approximately 50% allocated to each.” We also note that you identify one of the investment managers as Two Sigma Investments L.P. Please identify the second external investment manager, describe material terms of any agreements signed with such

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investment manager, and file the management agreement as an exhibit to the registration statement or advise.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 163 to clearly identify the two fixed income investment portfolio investment managers (DWS and Conning) and distinguish their service from the Company’s separate relationship with Two Sigma Investments L.P.
Certain Relationships and Related Party Transactions, page 179
27.Please identify the parties to the Shareholders Agreement described in the first paragraph of this section. Also, indicate the amount of your shares that the shareholders party to this agreement will control, giving effect to the capital issuances and other distributions contemplated as part of this initial public offering.
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 202 to indicate that the parties to the Shareholders Agreement and the amount of shares such shareholders will control will be identified in a future amendment to the Registration Statement.
Description of Share Capital
Common Shares, page 181
28.Please describe each of your three classes of common stock and their respective voting, dividend, conversion and other important rights. In this regard we note your disclosure on page 115 and in the financial statements that you have Class A, Class B and Class C common shares. We also note your disclosure on page F-55 about your outstanding warrants.
Revise to discuss any limitations on the 9.5% total combined voting power that applies across your classes of securities. Are any shareholders or groups of shareholders excluded from this limitation (either currently, or as a result of future events, including an event of default)? Does the voting limitation apply to individuals, or also to groups acting in concert.
Response
The Company acknowledges the Staff’s comment and respectfully advises that it has not yet finalized the class share structure or the nature of the disparate voting rights. The Company respectfully advises the Staff that the Company will revise the cover page, summary and risk factors sections to disclose such share structure and related voting rights in a subsequent amendment to the Registration Statement.
As of March 31, 2023, warrants to purchase an aggregate of 1,152,500 Class B common shares, with an exercise price of $10.00 per share were outstanding. These warrants expire on March 20, 2024, and may be exercised at any time prior to that date. The Company has revised the disclosure on pages 22, 68, 69, 77 and 205 related to the warrants in response to the Staff’s comment.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and
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Glossary of Selected Terms, page 226
29.Please revise to include definitions for the terms “Tangible book value” and “Tangible book value per common share.”
Response
In response to the Staff’s comment, the Company has revised the disclosure on page 255 to include definitions for the terms “Tangible book value” and “Tangible book value per common share.”
Consolidated Balance Sheets, page F-6
30.We note your disclosure on page F-25 that you concluded that you are the primary beneficiary of TS Hamilton Fund. Please tell us how you have considered ASC 810-10-45-25 for your presentation on the face of the consolidated balance sheet.
Response
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has considered the implications of ASC 810-10-45-25 on its financial statement presentation as follows:
810-10-45-25 A reporting entity shall present each of the following separately on the face of the statement of financial position:
a.Assets of a consolidated variable interest entity (VIE) that can be used only to settle obligations of the consolidated VIE
b.Liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary.
The Two Sigma Hamilton Fund has no assets that can only be used to settle its obligations. The Company’s disclosure on pages 132 to 133, F-22and F-85 (the “Monthly liquidity” and “Daily liquidity” bullet points) demonstrates the relationship with the Two Sigma Hamilton Fund whereby the Company can request a whole or partial withdrawal of its capital account as required.
With respect to liabilities of a consolidated VIE for which creditors (or beneficial interest holders) do not have recourse to the general credit of the primary beneficiary, the Company’s disclosure in the lead-in to the table representing the total assets and total liabilities of the Two Sigma Hamilton Fund on pages 130, F-26 and F-89 explicitly states that creditors or beneficial interest holders have no recourse to the general credit of the Company as the Company’s obligation is limited to the amount of its committed investment.
Note 1. Organization
Unconsolidated Related Parties, page F-11
31.We note your disclosure of unconsolidated related parties. Please tell us whether these entities are considered to be variable interest entities and explain why or why not. To the extent that they are

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 20, 2023

variable interest entities and you are not the primary beneficiary, revise to disclose information required by ASC 810-10-50-4 or tell us where this information is already disclosed.
Response
The Company respectfully acknowledges the Staff’s comment and advises the Staff that while Ada Re Ltd. (“Ada Re”) and Turing Re Ltd. (“Turing”) are considered variable interest entities (in each instance because the respective equity holders as a group lack decision making authority over the applicable entity) and the Company is not the primary beneficiary, the Company’s analysis under ASC 810-10-55-16 to ASC 810-10-55-41 also concluded that the Company does not have a variable interest in either entity.
The guidance in ASC 810-10-55-16 through 55-41 defines a variable interest as an economic arrangement that gives a reporting entity the right to the economic risks and rewards of another entity. In the case of both Ada Re and Turing, the Company’s economic involvement is limited to various fees and profit commissions commensurate with the market value of the services it provides and the net profit or loss of each entity accrues to the preferred shareholders (which do not include the Company). Therefore, the Company is not required to include the disclosures proscribed by ASC 810-10-50-4.
Easton Re is not considered to be a variable interest entity due to the following considerations:
•The catastrophe bond issuer is an unaffiliated entity which is established, owned and controlled by a third party;
•The Company has no control over the issuer’s activities nor a financial interest in it;
•The Company’s only interaction with Easton Re is the cession of risk, and it has no ownership overlap or other relationship with the purchasers of the notes issued by the entity; and
•The Company’s ultimate net results from the transaction are clearly tied to its loss reserves and paid losses, ensuring that the principal of indemnity is in effect.
Therefore, the substance and intent of the Company’s relationship with Easton Re is the purchase of reinsurance coverage.
Note 3. Investments, page F-18
32.Please tell us why the amounts for the U.S. Treasury Securities, 3.8750% - 4.2500%, due 12/31/2024 - 11/15/2052 are negative in the table, on page F-20, that summarizes investments in which the fair value of the investment represents more than 5% of TS Hamilton Fund’s members’ equity.
Response
The Company respectfully acknowledges the Staff’s comment and advises the Staff that the table on page F-21 summarizing investments in which the fair value represents more than 5% of the Two Sigma Hamilton Funds’ members’ equity reflects the Two Sigma Hamilton Funds’ holdings on a

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 20, 2023

gross basis. The negative numbers are the short U.S. Treasury Securities held at the reporting date and are included because the corresponding long positions exceed the 5% threshold.
Note 10. Reserve for Losses and Loss Adjustment Expenses, page F-33
33.Please provide us with a reconciliation of the Net losses and loss expenses paid in respect of losses for the Current year of $778,936 and Prior years ($20,603) as reflected in the table for the year ended December 31, 2022 to the amounts reflected in the Claims Development tables starting on page F-36.
Response
The Company respectfully acknowledges the Staff’s comment and advises that Staff that is has included a reconciliation below.

RESERVE ROLLFORWARD
	Current	Prior	Total
Increased Losses and LAE for 12 months ended December 31, 2022	778,936	(20,603)	758,333

10 YEAR TABLES
BDA property	179,681	17,249	196,930
BDA casualty	110,285	38,118	148,403
BDA specialty	117,554	(17,149)	100,405
INTL property	81,234	10,717	92,041
INTL casualty	134,985	1,314	136,299
INTL specialty	138,981	2,025	141,006
Net Incurred per Triangles	762,810	52,274	815,084

Other reconciling items:	16,126	(72,877)	(56,751)

Incurred Losses and LAE for the one month period ended December 31, 2021 correctly included as PY in 2022 Development Tables	-	(56,650)	(56,650)
ULAE	4,500	(2,399)	2,101
LPT		(6,989)	(6,989)
Foreign exhange (development table is revalued) and other lines not included in development table	11,626	(6,839)	4,788
	16,126	(72,877)	(56,750)
34.We note your disclosure that the casualty business protected by the LPT recorded favorable gross development which was partially offset by amortization of the associated deferred gain, resulting in a net positive earnings impact of $7.0 million. Please expand your disclosure to describe the factors contributing to the favorable development and quantify the components of the gross favorable development and amount of amortization offset.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages 94, 99 and 100 to quantify the components of reserve development and amortization separately in the periods where relevant. This is reflected in the Management Discussion and Analysis section.

Hamilton Insurance Group, Ltd. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 20, 2023

Item 15. Recent Sales of Unregistered Securities, page II-2
35.We note that you have included a placeholder in this section but have not listed any prior sales of unregistered securities. Please include this disclosure in the next amendment. Refer to Item 701 of Regulation S-K.
Response
In response to the Staff’s comment, the Company has revised the disclosure on pages II-1 and II-2 to disclose the prior sale of securities pursuant to the Company’s executive director share purchase program, which is exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.
Exhibits
36.We note your disclosure on page 225 naming three different law firms, but the exhibit index only includes one legality opinion and consent. Please file the remaining legality opinions and consents as exhibits to your registration statement or advise.
Response
The Company acknowledges the Staff’s comment and respectfully advises that, because the Company is a Bermuda exempted company, the Company’s Bermuda legal counsel, Carey Olsen Bermuda Limited, will issue an opinion as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, as required by Regulation S-K Section 601(b)(5). Willkie Farr & Gallagher LLP is United States counsel to the Company, and will not be issuing an opinion in connection with the Registration Statement that is required to be filed by Regulation S-K Section 601. Davis Polk & Wardwell LLP is counsel to the underwriters, and will not be issuing an opinion in connection with the Registration statement that is required to be filed by Regulation S-K Section 601.
*          *          *          *
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please contact the undersigned at (212) 728-8616 or mgroll@willkie.com. Thank you.

Sincerely,

/s/ Michael Groll
Michael Groll
Willkie Farr & Gallagher LLP
Enclosures

cc:	Pina Albo – Chief Executive Officer, Hamilton Insurance Group, Ltd.
Craig Howie – Chief Financial Officer, Hamilton Insurance Group, Ltd.
Gemma Carreiro – Group General Counsel, Hamilton Insurance Group, Ltd.

Matthew B. Stern, Willkie Farr & Gallagher LLP